(AN EXPLORATION STAGE COMPANY)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2007

Form 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

          This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of Fronteer Development Group Inc. (the “Company”) as at December 31, 2007, and the related notes thereto. The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars unless otherwise stated. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”). Measurement differences between Canadian and U.S. GAAP that would affect the Company’s reported financial results are disclosed in Note 18 of the Financial Statements. This MD&A is dated as of March 27, 2008.

OVERVIEW

          The Company is a gold-focused exploration and development company committed to discovering and advancing big deposits with strong production potential. The company’s vision is to become a multi-billion-dollar, gold-growth company advancing a pipeline of projects stretching from exploration through to production. The Company has an interest in several major gold and copper-gold projects throughout Nevada and northwest Turkey. Among its large portfolio of precious metal mineral rights in Nevada, the company’s key projects include Northumberland, one of the largest undeveloped Carlin-style gold deposits in the region; Long Canyon, a discovery defining an entirely new gold trend; and, Sandman, a property which Newmont Mining Corporation has agreed to advance to a production decision within 36 months. In Turkey, Fronteer has built and retained a 40% interest in a new mineral belt that includes two robust gold deposits and a third deposit boasting all the hallmarks of a world-class copper-gold porphyry in terms of size and grade. Fronteer is also the largest shareholder at 42.3% of Aurora Energy Resources Inc. (“Aurora”), a company focused on advancing a pipeline of growing uranium deposits in Newfoundland and Labrador, Canada.

           The Company’s shares are listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol FRG. At March 27, 2008, the Company owned 42.3% of Aurora. Aurora is listed on the Toronto Stock Exchange under the symbol AXU.

          Highlights for the twelve months ending December 31, 2007 through the date of this report are:

  In December 2007, the Company granted Teck Cominco’s Turkish subsidiary (“TCAM”), an extension to December 31, 2008 on its election whether to earn an additional 10% interest in the Halilaga property. To earn the additional 10% interest in Halilaga, TCAM must notify Fronteer before December 31, 2008, that it intends to complete a feasibility study within four years of the notification date. If a production decision is made, TCAM will use its best efforts to arrange project debt financing for at least 60% of the capital costs and offer to loan Fronteer the remaining equity component of project financing at commercial lending rates. If TCAM fails to complete a feasibility study within four years from the notification date, its ownership percentage in Halilaga will remain at 60%. TCAM has agreed to solely fund a US$3,000,000 exploration program on Halilaga in 2008, in exchange for the extension.

  On September 24, 2007, the Company completed the acquisition of NewWest Gold Corporation (“NewWest”). The Company issued 15,181,920 Common Shares with a value of $160,017,437 in exchange for 100% of the issued and outstanding shares of NewWest. NewWest has one of the most strategic precious metal exploration portfolios assembled in Nevada with a pipeline of 19 projects covering approximately 620,000 acres. The Company believes that there is significant potential for further discovery and resource expansion and future production potential on these projects. This transaction provides an excellent fit with the Company’s business model of providing the opportunity of high returns by making large discoveries and growing organically.

  In July and August 2007, TCAM completed the earn back on the Company’s Kirazli, Agi Dagi and Halilaga gold and copper-gold deposits in northwest Turkey. As a result, the Company now owns 40% of each of these properties. The Company will develop Agi Dagi and Kirazli together with TCAM, on a 40%/60% basis, while the Company awaits TCAM’s decision in December 2008, regarding earning back on an additional 10% of Halilaga.

  On March 15, 2007, the Company closed a short-form prospectus offering (the “Offering”) to sell 4,498,000 common shares (including overallotment) at a price of $14.75 per share, raising gross proceeds of $66,345,500. The Underwriters received a cash commission of 5.0% of the gross proceeds.

  During the second quarter of 2007, the Company made two additional investments in Latin American Minerals Inc. (“LAT”). Subsequent to year end, the investment was sold.

SELECTED ANNUAL INFORMATION

          The following financial data are derived from the Company’s financial statements for the fiscal years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
Total revenues	Nil	Nil	Nil
Net income (loss) before discontinued operations	$20,374,741	$15,015,635	($5,295,943)
Basic and diluted earning (loss) per share before discontinued operations	Basic $0.29 Diluted $0.28	Basic $0.27 Diluted $0.25	$(0.12) $(0.12)
Net income (loss) for the year	$20,374,741	$15,011,639	($5,304,538)
Basic and diluted earnings (loss) per share	Basic $0.29 Diluted $0.28	Basic $0.27 Diluted $0.25	$(0.12) $(0.12)
Total assets	$426,437,437	$102,311,386	$33,802,467
Long-term liabilities	$55,986,031	$1,572,172	$1,137,612
Cash dividends declared	Nil	Nil	Nil

RESULTS OF OPERATIONS –

DECEMBER 31, 2007 VS DECEMBER 31, 2006

          The Company’s net income before discontinued operations for the year ended December 31, 2007 was $20,374,741 or $0.29 per share compared to net income before discontinued operations of $15,015,635 or $0.27 for year ended December 31, 2006. Contributing to the year-over-year differences was the recognition of increased dilution gains on the Company’s investment in Aurora, and an increase in interest income earned on cash reserves. Offsetting the increases in other income were year over year increases in operating expenses such as stock-based compensation expense, property investigation costs, wages and benefits expense, investor relations and promotion expenses, office and general expenses, legal fees, listing and filing fees and accounting and audit fees.

          Stock-based compensation expense for the year ended December 31, 2007 increased to $8,732,286 from $3,035,209 for the year ended December 31, 2006. Stock-based compensation expense is comprised of the fair value of stock options granted to employees, directors and consultants that vest in the period. The Company grants stock options with varying vesting terms ranging from immediate vesting to vesting over three years. The Company uses the Black-Scholes option pricing model to determine the fair value of options granted and recognizes the fair value of the option as an expense or addition to exploration properties and deferred exploration expenditures over the vesting term of the option. The large increase is directly attributable to approval by shareholders of new option grants at the May 2, 2007, annual general meeting in conjunction with approval of a new option plan. The grants occurred in February, but the expense was not recognized until the options received shareholder approval in May.

          Property investigation costs increased to $2,439,782 in 2007 compared to $594,895 in 2006. The Company is actively investigating new projects, primarily in Turkey and Nevada and has incurred costs exploring numerous properties in an attempt to identify new projects or companies for acquisition. The costs of this exploration are written off as property investigation costs until a specific property is acquired, after which exploration costs will be capitalized.

          Wages and benefits costs increased to $2,297,910 for the year ended December 31, 2007, from $1,424,237 in the same period in the prior year due to an increase in the overall number of employees after the acquisition of NewWest and expansion of activities in Turkey, a general increase in administrative salaries and an increase in year over year bonuses paid. Bonuses were determined in part based upon the year over year percentage change in daily average share price. Exploration staff salaries for work performed on a specific project are deferred to exploration properties and deferred exploration expenditures when incurred.

          Investor relations, promotion and advertising expenses increased slightly over 2006 to $820,275 as compared to $705,306. The increase was primarily attributable to increased marketing activities following the NewWest acquisition, as the Company focused efforts to increase awareness of the gold component of its asset portfolio.

          In July 2007, the Company received the final results of it exploration work on the San Pedro and Clara properties in Mexico. Due to unsatisfactory exploration results, the Company has decided to halt further exploration of these properties and return the properties to Teck Cominco. Accordingly, the Company wrote-off all deferred costs of these projects totalling $1,765,185. At the same time, the Company elected to discontinue the Agua Grande project in Mexico which resulted in additional write-downs. As a result, the Company is no longer active in Mexico.

          Office and general expenses for the year ended December 31, 2007 were $597,004 as compared to $295,984 for the same period in the prior year. The increase in office costs is primarily attributable to increases in insurance costs and additional administrative costs associated with the acquisition of NewWest.

          Legal fees have increased to $345,851 for the year ended December 31, 2007 from $207,706 for the year ended December 31, 2006. The increase in legal fees period over period is due to legal costs of managing the Company’s investment in Aurora and establishing clear corporate governance guidelines.

          Listing and filing fees increased from $121,311 in 2006 to $220,560 in 2007 as a result of increased TSX annual listing fees and fees for listing shares reserved under the Company’s employee stock option plan.

          Accounting and audit fees increased to $297,802 in 2007 from $212,165 in 2006, primarily of increased costs to become SOX 404 compliant and fees paid to assist the Company with the increased accounting complexity of its operations.

          The Company recognized a dilution gain of $43,039,000 for the year ended December 31, 2007 as compared to a dilution gain of $26,489,773 for the year ended December 31, 2006. The Company recognizes a dilution gain when its interest in Aurora is reduced as Aurora issues additional shares. It represents the fair value of the Company’s share of the consideration paid by new investors in Aurora, in excess of the amount that the carrying value of the Company’s investment in Aurora is reduced. In 2007, Aurora raised gross funds of $111,672,000 by way of a bought deal financing at prices in excess of those raised in 2006, resulting in an increase in the dilution gain realized.

          Interest income increased to $3,828,844 for the year ended December 31, 2007, compared to $1,309,550 for the same period in the prior year. The change is attributed to an increased overall cash balance in 2007, compared to 2006, and a slight increase in interest rates realized on its invested cash.

          The Company recognized a mark-to-market loss on its derivative financial instruments of $168,113 for the year ended December 31, 2007, as compared to $nil for the year ended December 31, 2006. The Company treats the share purchase warrants it holds in LAT as derivative financial instruments which must be marked to market every reporting period, with changes in the fair value of the financial instrument recorded in the statement of operations. See below for a discussion of this change in accounting policy. The Company also realized a loss on the sale of marketable securities of $366,143, compared to a mark to market gain on the same investments in 2006 of $117,639.

          The Company also picked up its percentage of the operating loss of Aurora for the year ended December 31, 2007 which totaled $3,850,471 as compared to $6,974,120 for the year ended December 31, 2006. The difference primarily relating to decreased stock based compensation expense realized by Aurora.

          Total assets at December 31, 2007, increased to $426,437,437 from $102,311,386 at December 31, 2006, primarily as a result of the NewWest acquisition (as further discussed below) and an equity financing which closed on March 15, 2007 and which raised gross proceeds of $66,345,500. In addition, for the year ended December 31, 2007, the company realized cash inflows from the exercise of warrants and options of $6,278,394, offset by cash exploration expenditures of $8,309,527 and cash outflows from operations of $3,371,807.

          The Company has not yet determined whether any of its exploration properties contain resources that are economically recoverable. All direct costs associated with exploration of these properties are capitalized as incurred. If the property proceeds to development, these costs become part of preproduction and development costs of the mine. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related deferred expenditures are written off.

Acquisition of NewWest Gold Corporation

          On September 24, 2007, the Company completed the acquisition of 100% of the issued and outstanding shares of NewWest on the basis of 0.26 shares of the Company for each share of NewWest. The transaction has been accounted for as an acquisition of assets, and has resulted in the Company acquiring 19 precious metals exploration properties primarily located in the state of Nevada of the United States.

          Based upon the September 24, 2007, balance sheet of NewWest, the allocation of the purchase price, is summarized in the table below:

Purchase price:	$
15,181,920 common shares of Fronteer	160,017,437
518,050 stock options of Fronteer	1,615,416
Acquisition costs	2,889,781
164,522,634

Net assets acquired:
Current assets	3,356,579
Other assets	2,353,343
Exploration properties and deferred exploration expenditures	212,052,383
Asset retirement obligations - current	(503,268)
Asset retirement obligations - long term	(745,450)
Other liabilities	(1,012,132)
Future income tax liability	(50,977,821)
164,523,634

DECEMBER 31, 2006 VS DECEMBER 31, 2005

          The Company’s net income before discontinued operations for the year ended December 31, 2006 was $15,015,635 or earnings per share of $0.27 compared to a net loss of $5,295,943 or loss per share of $0.12 for the year ended December 31, 2005. Contributing to the year-over-year difference were the recognition of dilution gains on the Company’s investment in Aurora, offset by the Company’s pick up of its percentage of the operating loss of Aurora, an increase in stock-based compensation expense, wages and benefits costs, accounting and audit, legal, property investigation costs and interest income, offset by decreases in investor relations, promotion and advertising costs and write-downs of exploration properties.

          In March 2006, the common shares of Aurora were successfully listed on the Toronto Stock Exchange. The resulting dilution reduced the Company’s ownership in Aurora from 56.8% to 50.2% . Subsequent to Aurora’s IPO, the Company’s ownership in Aurora decreased to 47.2% as of December 31, 2006 due to the issuance of additional common shares on exercise of the underwriters’ over-allotment option, an additional private placement and financing in October and the exercise of underwriter warrants and the exercise of employee stock options. The Company realized a dilution gain for the year ended December 31, 2006 of $26,489,773. The dilution gain represents the fair value of the Company’s share of the consideration paid by the new investors in excess of the carrying value of the Company’s investment in Aurora.

          Effective March 22, 2006, the Company began to account for its investment in Aurora through the equity method as it no longer has the unequivocal right to elect the majority of directors of Aurora and there are no other agreements or instruments in existence that would give it that right in the future. For the year ended December 31, 2006, the Company included in net income its share of the loss of Aurora of $6,974,120, the majority of which relates to stock-based compensation expense. Aurora was not incorporated until June 2005, and substantially all of its costs to December 2005 were exploration related and capitalized to its balance sheet.

          Stock-based compensation expense is comprised of the fair value of stock options granted to employees and consultants that vest in the period. Stock-based compensation expense for the year ended December 31, 2006 increased to $3,035,209 from $840,528 for the year ended December 31, 2005. The Company grants stock options with varying vesting terms ranging from immediate vesting to vesting over three years. The Company uses the Black-Scholes option pricing model to determine the fair value of options granted and recognizes the fair value of the option as an expense or addition to exploration properties and deferred exploration expenditures over the vesting term of the option.

          Wages and benefits costs increased to $1,424,237 for the year ended December 31, 2006, from $958,115 in the prior year. The increase in wages and benefits costs are attributed to year-over-year salary changes, an increase in the number of employees and increases to employee bonuses.

          Property investigation expense increased to $594,895 for the year ended December 31, 2006 as compared to $251,507 for the year ended December 31, 2005. The increase in expenditures year-over-year relates to costs associated with investigating the numerous opportunities presented to the Company for consideration and includes travel costs to visit the properties or companies under consideration and other due diligence costs as required.

          Office and general expenses for the year ended December 31, 2006 were $295,984 as compared to $232,009 in the prior year. The increase in costs for the year to date is directly attributed to the move to larger office premises in February 2006, the hiring of additional staff and the opening of an office in Ankara, Turkey in April 2005. In addition, insurance costs increased as a result of the Company’s Amex listing in June 2005.

          Accounting and audit expenses increased to $212,165 for the year ended December 31, 2006 as compared to $97,714 for the year ended December 31, 2005. The increase in expenditures relates to costs incurred to comply with Sarbanes-Oxley legislation.

          Legal fees have increased to $207,706 for the year ended December 31, 2006 as compared to $117,478 for the year ended December 31, 2005. The increase is primarily attributed to fees paid to special counsel hired by the Special Committee of the Board to assist the Board with respect to various corporate governance issues.

          Interest income increased to $1,309,550 as compared to $467,525 in the prior year, primarily due to significantly higher average cash balances in 2006 versus 2005. Cash is invested either in interest-earning accounts or term deposits until required.

          Investor relations, promotion and advertising expense decreased to $705,306 for the year ended December 31, 2006 as compared to $886,429 for the year ended December 31, 2005. The decrease in expense is attributed to decreased costs associated with the Company’s website, and lower fees paid to consultants and analysts to arrange meetings with potential investors and tours of the Company’s properties. During 2005, due to unsatisfactory exploration results, the Company decided to discontinue exploration on the remaining properties in the Northwest Territories, Ontario and Chiapas, Mexico, resulting in a write-down of $2,397,169 of previously capitalized exploration and acquisition expenditures associated with these properties. During 2006, the Company had minimal property write-downs on minor properties totalling $98,784.

          Total assets at December 31, 2006 increased to $102,311,386 from $33,802,467 at December 31, 2005, primarily as a result of the bought deal financing which closed in June 2006 and raised gross proceeds of $38,400,000, and the recognition of a dilution gain from the Aurora IPO and a corresponding increase in the investment in Aurora, accounted for by the equity method to $37,508,155. In addition, for the year ended December 31, 2006, the Company realized cash inflows from the exercise of warrants and options of $12,118,865 which were offset by exploration expenditures of $6,298,162, cash outflows from operations of $2,388,335 and a further investment in Aurora of $10,000,002.

          The Company has recorded a future income tax liability of $1,572,172, primarily arising on the difference between the accounting and tax values of mineral property expenditures in Turkey and the investment in Aurora. In 2005, the Company recorded a future income tax liability arising on the purchase price allocation of additional shares of Aurora.

          In addition, during 2006 the Company acquired marketable securities at a total cost of $4,019,817. During 2006 the Company sold $601,059 of these securities, realizing a gain of $117,639. At December 31, 2006, these marketable securities had a fair market value of $4,177,285.

          The Company has completed two financings in the past two years. In May 2006, the Company completed a bought deal short form prospectus offering, pursuant to which it issued an aggregate of 6,000,000 Common Shares at a price of $6.40 per Common Share. The use of proceeds as disclosed in the prospectus was as follows:

Disclosed Use of Proceeds
Advanced early stage exploration activities on the Company’s Biga Properties, Yukon Properties and Mexico Properties	$5,000,000
Further exploration of the Company’s Biga Properties, Yukon Properties and Mexico Properties, if warranted	$10,000,000
Search for and acquisition of additional property interests or companies holding such properties	20,000,000

          In March 2007, the Company completed an overnight marketed deal prospectus offering, pursuant to which it issued 4,498,000 common shares (including overallotment) at a price of $14.75 per share, raising gross proceeds of $66,345,500. The use of proceeds as disclosed in the prospectus was as follows:

Disclosed Use of Proceeds
Search for and acquisition of mineral resource properties or companies holding such properties which meet the Company’s acquisition criteria	$53,251,250
General corporate purposes	$4,000,000

          The Company continues with the exploration of its Biga Properties, Yukon Properties and has abandoned its Mexican properties do to poor exploration results. The Company completed a share for share acquisition of NewWest, preserving much of the funds raised for acquisitions in the future. The Company has unhedged gold resources in the ground in politically secure regions. The Company plans to grow through additional discovery success on its existing properties and will continue to seek, with a dedicated staff, new projects or companies for acquisition or merger.

SIGNIFICANT EXPLORATION PROJECTS

          Exploration and acquisition expenditures, net of recoveries for the year ended December 31, 2007 and 2006 totalled $907,559 and $4,266,412 in Turkey, $480,827 and $1,267,475 in Mexico, and $5,246,273 and $2,624,285 in the Yukon, Canada, respectively. The Company has also expended $1,781,905 on its properties in the USA from the date of acquisition on September 24, 2007 up to December 31, 2007.

The Northumberland Property

          The Northumberland Property, owned 100% by the Company, is located in northern Nye County in central Nevada, approximately 250 miles east-southeast of Reno, Nevada. All known mineral deposits at Northumberland are located on fee lands (100% privately owned). The Northumberland Project is comprised of approximately 38,000 acres of land, of which there are approximately 3,900 acres of patented mining claims, patented millsite claims, and fee lands, all of which are owned or controlled by the Company. The fee lands include two blocks, the upper site (the “Upper Site”) and lower site (the “Lower Site”). All resource and identified mineral deposits are located at the Upper Site. Some of the processing and other mining infrastructure from former mining operations is located at the Lower Site. The Northumberland deposit was the most significant asset acquired as a result of the NewWest acquisition as is one of the largest undeveloped Carlin style deposits in Nevada.

          The potential to find additional gold resources at Northumberland is considered by the Company to be excellent, both within the deposit area and other portions of the large property holdings. The possibility of high-grade gold mineralization within structurally controlled zones in the core areas of the deposits warrants careful evaluation and drill testing. There is also potential to discover additional mineralization in the general area of the deposits in geologic settings similar to the known deposits. There are a number of targets well beyond the limits of the existing mineral resources (outlined below), however, only a few have been drilled.

          The Northumberland Property digital database includes information regarding an aggregate of over 1,500 drill holes totalling approximately 608,000 feet of drilling drilled from 1968 through 2007 by various companies, including Homestake Mining Company, Idaho Mining Corporation, Cyprus, and Newmont Mining Corporation (“Newmont”) by air-track, conventional rotary, reverse circulation and diamond core methods.

          The Company has identified eight spatially related contiguous gold deposits at the Northumberland Property in an arcuate belt approximately 1.6 miles long in an east-west direction and 0.3 miles wide. Of the three most significant deposits at Northumberland, the Zanzibar deposit is the largest. The Zanzibar deposit is a tabular body of largely sulfide mineralization exposed in the highwall of the Chipmunk pit that continues southwest for 4,700 feet down the west-dipping limb of the Northumberland anticline to a drilled depth of 2,800 feet. The mineralized zone is up to 140 feet thick and is mainly hosted in silicified fault breccia. The deposit remains open to the west.

          The Chipmunk deposit is 2,000 feet long in an east-west direction and 700 feet wide. A high grade core zone occurs along the Chipmunk lineament where the deposit is locally up to 170 feet thick. The highest point of the Chipmunk deposit has been exposed in the bottom of the Chipmunk pit, with the eastern half of the deposit below the pit and the western half below the pit highwall, 750 feet below the surface. A significant portion of the deposit is oxidized.

          The Rockwell deposit is located west of and on the same horizon as the Chipmunk deposit. Drilling through 2005 indicates that it is at least 400 feet wide and with an undetermined strike length. Gold mineralization occurs throughout the Hanson Creek dolostone and extends well up into the Roberts Mountain Formation where gold grades are highest.

          In 2007, Northumberland was governed by the terms of a joint venture agreement between the Company and Newmont. Effective February 2008, the Company and Newmont entered into a new arrangement so that Newmont gained the right to acquire up to a 60% interest in the Sandman property (see further details below on the Sandman letter of intent (“LOI”)). The Company regained 100% control of Northumberland, while gaining access to Newmont’s proprietary flotation technology for any future processing of Northumberland ore. From 2004 through 2007, Newmont spent approximately $8,700,000 exploring Northumberland.

          The holding costs for the properties at Northumberland, include a per claim maintenance fee of $125 payable annually to the Bureau of Land Management “(BLM”), plus related filing and recording fees, applicable to unpatented mining claims total US$232,966 per year. A portion of the claims at Northumberland are covered by a June 1991 lease agreement between the Company and a private party as lessor, with a term that extends as long as the Company pays the annual advance royalties of $20,000 to the lessor. These payments are credited against a 4% NSR from minerals produced from the claims. These claims are located outside of the known resource area. A small portion of the area on which the Northumberland Project deposits are currently located is subject to an NSR royalty of 1% payable to a third party lessors.

          Northumberland has a National Instrument 43-101 compliant resource estimate that exists entirely on private land, as follows1:

_______________________________________
1 These resources are from an independent NI 43-101 Technical Report, entitled Northumberland Project, Nye County, Nevada, USA, July 15, 2006 by Mine Development Assoc. for NewWest Gold Corp. Samples of drill core or RC chips were sampled on 5.0 ft or 1.52 m intervals and assayed by American Assay (ISO9002;2002) or ALS Chemex (ISO 9001;2000) for gold and silver by Fire Assay of a 30 gram (1 assay tonne charge) with an AA finish, or if over 10.0 ppm Au was re-assayed and completed with a gravimetric finish. Gold equivalent ounces calculated using a 55.37gold to silver ratio (Kitco Oct 5/07.)

		Measured Gold				Indicated Gold
Type	Cut off oz/ton	Tons	Grade oz/ton	Grade g/tonne	Au Ounces	Tons	Grade oz/ton	Grade g/tonne	Au Ounces
Oxide	0.01	8,951,000	0.034	1.166	302,000	6,793,000	0.033	1.131	221,000
Sulph.	0.04	3,903,000	0.094	3.223	368,000	9,441,000	0.097	3.326	912,000
Sulph	0.1	144,000	0.159	5.451	23,000	1,678,000	0.138	4.731	232,000
Total		12,998,000	0.053	1.817	693,000	17,912,000	0.076	2.606	1,365,000

		Inferred Gold				Inferred Silver Resources
Type	Cut off oz/ton	Tons	Grade oz/ton	Grade g/tonne	Au Ounces	Tons	Grade Ag oz/ton	Grade Ag g/tonne	Ag Ounces
Oxide	0.01	1,007,000	0.036	1.234	36,000	16,751,000	0.127	4.354	2,127,000
Sulph.	0.04	1,846,000	0.094	3.223	174,000	15,190,000	0.168	5.760	2,552,000
Sulph	0.1	1,528,000	0.124	4.251	189,000	3,350,000	0.129	4.423	432,000
Total		4,381,000	0.091	3.120	399,000	35,291,000	0.145	4.971	5,111,000

          The Company has an exploration budget of approximately US$3,800,000 for Northumberland in 2008, with plans to drill for initial high-grade feeders to the defined deposits, and drill for new deposits at defined and newly generated district targets. New drill information will be used to update models for resource estimation and scoping studies. Target generation will include stratigraphic, structural, and geochemical studies on the large body of existing information, and on new data acquired to further test the large gold occurrence at Northumberland.

          The Company also plans to complete a resource update, expected by the end of the second quarter of 2008, which will incorporate over two years of additional drilling done by Newmont, at Northumberland.

Sandman project

          The Sandman Project is an advanced exploration project with drill delineated gold mineralization. The property holds four partially defined gold deposits that are near surface, potentially both mineable by open pit and leachable. In addition, there are numerous additional exploration targets. The mineralization includes very high grades locally, is oxidized and near surface. Drilling programs since 2004 have expanded existing deposits laterally and at depth. Recent drill results include thick continuous zones of mineralization and numerous holes with multiple zones of mineralization. The Sandman Project is undergoing active drill programs to expand the size of known deposits and to define new mineralized zones.

          Sandman is located approximately 13 miles west of the town of Winnemucca, Nevada, and consists of 588 unpatented lode mining claims owned by the Company and approximately 6,700 acres of fee lands, which were subleased from Newmont beginning in September 1997, for a total of approximately 19,000 acres.

          The annual payments required to the BLM and county for Sandman and nearby 10-mile project total approximately US$96,399, which includes an annual $125 per claim maintenance fee, plus related filing and recording fees, applicable to the Company’s unpatented mining claims. Under a sublease from Newmont, the Company was required to pay annual advance royalty payments of approximately, $67,200 from 2008 through 2012, and $134,400 starting in 2013. The Newmont sublease has a primary term of ten years, and may be extended for an additional ten years by payment of annual advance royalties. Commercial production is required to extend the term of the Newmont sublease beyond 2017. Under a separate lease for the Ten Mile project, the Company is required to make annual lease payments of $24,000 reducing to $20,000 in 2009 through 2014. As a result of the Sandman Letter of Intent (“LOI”), these lease payments and annual BLM and county fees will be paid by Newmont during the term of the LOI. Sandman is also subject to NSR’s on various of its mineral claims ranging from 1% to 6%.

          Subsequent to year-end, the Company and Newmont signed a LOI whereby Newmont may earn an initial 51% interest in Sandman within 36 months by contributing mineral interests to the joint-venture, spending a minimum US$14,000,000 on exploration and making a production decision supported by a bankable feasibility study. Newmont may earn an additional 9% in Sandman by spending a further US$9,000,000 on development Newmont will be allowed to credit against this Phase 2 earn-in obligation 60% of its actual expenditures to date at Northumberland, approximately US$5 million. Thereafter, the parties will fund the joint venture in accordance with their participating interests; provided; however, that Newmont shall have the right to recover the remaining 40% of its Northumberland expenditures (approximately US$3.75 million) from the net proceeds of the joint venture. Provided that Newmont has completed Phase 2 earn-in, Newmont shall be entitled to receive up to 90% of the Company’s proportionate share of the joint venture net proceeds distributions until the US$3.75 million is recovered.

           The Company retains a 2% NSR on production of the first 310,000 ounces at Sandman. The Company can also elect to have Newmont arrange financing for its 40% of development costs.

          The Sandman project has a National Instrument 43-101 compliant resources as follows2:

	Tons	Average Gold	Contained
		Grade (oz Au/ton)	Gold (oz)
Measured Resources	1,710,100	0.048	82,100
Indicated Resources	6,323,000	0.030	189,800

Total Measured and	8,033,000	0.034	271,900
Indicated Resources
Total Inferred	1,418,000	0.027	38,000
Resources

Long Canyon project

          The Long Canyon Project, located in the Pequop Range, defines Nevada’s newest gold trend. It is the most significant of what is referred to by the Company as the Eastern Great Basin projects (“EGB”). The EGB properties consist of an extensive area of mineral rights across a broad region, and include Long Canyon and three other gold exploration projects.

          The EGB Projects properties are located in northeastern Nevada and northwestern Utah and consist of over 400,000 acres of fee lands on which the Company owns between 25% and 100% of the mineral interest, approximately 3,500 acres in unpatented mining claims, 1,900 acres of Utah state mineral leases, approximately 3,800 acres of leased fee lands on which a third party lessor owns a 61.76% interest in the mineral estate and approximately 6,000 acres of unpatented claims held by virtue of a joint venture

___________________________________________

2 (1) Mineral resources have been estimated by Mine Development Associates ("MDA") in accordance with the standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council in August 2000, as amended, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects. The mineral resources expressed in the tables above are based on the technical reports prepared by MDA entitled Updated Technical report, Sandman Gold Project, Humboldt County, Nevada, USA dated May 31, 2007. See a copy of the report on Sedar at www.sedar.com. The cut-off grade (expressed in ounces of gold per ton) for the Sandman Project measured, indicated and inferred resources is 0.01 for all of the shallow deposits and a 0.02 for the deeper zones at the Southeast Pediment deposit.

with AuEx Ventures (“AuEx”) for the Long Canyon Project.

          In 2006, NewWest entered into a joint venture agreement for the Long Canyon Project with AuEx whereby the two parties combined their land positions in the Long Canyon area for an initial interest of 51% for NewWest. During Phase I of the project, NewWest is obligated, in order to retain the same interest, to spend $5 million of exploration expenditures within a five year period. As at December 31, 2007, the Company has spent approximately US$2,448,000 against this earn-in obligation. After completion of Phase I, NewWest may elect to complete a feasibility study, if warranted, thereby earning an additional 14%, bringing its interest to 65% and reducing AuEx’s interest in the project to 35%.

          The holding costs for the EGB Projects include a per claim maintenance fee of US$125 payable annually to the BLM, plus related filing and recording fees, applicable to unpatented mining claims, but the fee lands have minimal holding costs and the lease lands have variable leasing costs. Approximately 3,800 acres of fee lands which comprise a portion of the EGB Projects are covered by an August 2001 mining lease with a third party lessor who owns a 61.76% interest in the mineral estate. That mining lease has a term running through August of 2021 and so long thereafter as the Company is engaged in exploration, development, mining or processing operations on the lands covered by the lease. The lease requires the payment of an annual advance royalty of US$15,000 to the lessor. An aggregate of approximately 1,900 acres of state-owned land which comprise a portion of the EGB Projects are covered by three separate leases for metalliferous minerals with the State of Utah at an annual cost of $4,433. A final lease requires payments at an annual cost of $4,000 until 2016. The annual holding costs payable to the BLM and various counties for the EGB Projects total US$30,348 without Long Canyon and US$75,742 with Long Canyon. Approximately 340 of the Long Canyon claims are subject to a 3% NSR, while the TUK/KB and other claims in the EGB are subject to royalties ranging from 0.625% - 5%.

          Plans for 2008 include an aggressive US$3,200,000 drilling program on the Long Canyon deposit, to extend the deposit along strike to the northeast, southwest, and down dip, with a goal of producing a 43-101 resource by year-end. Additional geophysical, geochemical and geological work will be conducted to further characterize and understand the gold system at Long Canyon and to develop and test new district targets. This expenditure should take the Company to its earn-in of 51% on the property.

          Plans for 2008 also include district-scale exploration throughout the remaining land holdings with a goal of making new discoveries.

Zaca Project

          The Zaca Project contains a large hydrothermal mineral system, a well defined gold-silver resource and potential for discovery of additional surface and underground-mineable deposits. The Zaca Project includes the Zaca deposit and several exploration targets.

          The Zaca Project is located in Alpine County, California, approximately 70 miles south of Reno, Nevada, approximately 15 miles west from the Nevada border. The Zaca Project consists of 182 unpatented lode mining claims covering approximately 3,000 acres and four patented mining claims covering 153 acres. The Company holds the Zaca Project as the assignee of a lease agreement.

          The United States Forest Service (“USFS”) is conducting a Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”) “non-time critical removal (remediation) action” at the Zaca Project property under its Interdepartmental Abandoned Mine Lands Watershed Cleanup Initiative for an estimated cost of between $1.5 million to $2.0 million. The focus of the cleanup efforts is on relatively low-volume acid mine drainage from historic mine tunnels and tailings on land at the Zaca Project, all of which pre-date NewWest’s acquisition of a leasehold interest in the property. The Company believes as a result of discussions with the USFS, that it will not be held responsible for the cost of the USFS response actions on the Zaca property that are the result of historic mining and exploration activities predating the Company's leasehold interest in the property. To date, no liability has been recorded in the Company’s financial statements

          There is a 5% Net Smelter Royalty (“NSR”) royalty payable to arm’s length parties on certain of the Sandman claims. The annual holding costs payable to the BLM and applicable counties for the Zaca

Project is approximately US$22,853.

          Zaca has a National Instrument 43-101 compliant resource as follows3:

	Tons	Average Gold	Average	Contained	Contained	Contained
		Grade (oz Au/ton)	Silver Grade	Gold (oz)	Silver (oz)	Gold
			(oz Ag/ton)			Equivalent(4)
						(oz Au-eq)

Measured Resources	8,097,000	0.019	0.704	151,000	5,700,000	236,000

Indicated Resources	18,730,000	0.014	0.707	266,000	13,242,000	464,000

Total Measured and 26,827,000		0.016	0.706	417,000	18,942,000	700,000
Indicated Resources

Total Inferred	329,000	0.018	1.033	6,000	340,000	11,000
Resources

Carlin-Cortez Trends Projects

          The Carlin-Cortez Trends properties encompass a large land position of roughly 138,000 acres located in Humboldt, Eureka, Elko and Lander Counties in north central Nevada, primarily to the north of the towns of Carlin and Battle Mountain. The Company’s major project areas within the Carlin-Cortez Trends area are Rock Creek and several projects in the northern Carlin Trend, including Antelope Creek, Old Timers and Rimrock.

          The land position at the Carlin-Cortez Trends Project consists principally of the Company’s privately owned property, on the majority of which it owns 100% of the mineral rights. On approximately 1% of this land position, the Company owns only 3/8ths of the mineral rights. The land position also includes 99 unpatented mining claims. The property is a patchwork of the Company’s private lands interspersed with blocks of federal land and private lands held by other parties.

          The holding costs for the Carlin-Cortez Trends Project include a US$125 per claim maintenance fee payable annually to the BLM, plus related filing and recording fees applicable to the Company’s unpatented mining claims totalling approximately US$30,505. The Company also is required to make annual lease payments to arm’s length lessors totalling approximately US$55,000.

          Of the 99 unpatented claims comprising a portion of the Carlin-Cortez Trends Project, 82 are subject to a 0.5% NSR royalty, and 42 are subject to an additional sliding-scale NSR royalty ranging from 4% (when the price of gold is less than $700 per ounce) to 7.75% (when the price of gold is greater than $1,000 per ounce).

          The Company has an exploration budget of approximately US$1,100,000 in 2008, including a combination of core and RC drilling to test targets at the Goldsage and SW Antelope Creek targets. At Goldsage, 2 deep holes are planned to test for high-grade, lower plate hosted Carlin-style mineralization

___________________________________________
3Mineral resources have been estimated by Mine Development Associates ("MDA") in accordance with the standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council in August 2000, as amended, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects. The mineral resources expressed in the tables above are based on the technical reports prepared by MDA as at May 24, 2006. Gold equivalent calculated at gold-silver ratio of 67:1. The cut-off grade for the Zaca Project measured, indicated and inferred resources is 0.01 ounces of gold equivalent per ton.

associated with known, drilled, upper plate mineralization, and a regional magnetic low. At SW Antelope Creek, 5 core holes are planned to test for epithermal, Midas-type mineralization hosted in Tertiary volcanics associated with surface geochemical anomalies and alteration.

Turkey

          In July and August 2007, TCAM notified the Company that it had completed its earn back expenditures on Kirazli, Agi Dagi and Halilaga. TCAM and Fronteer currently operate each of the projects as a 60% / 40% joint venture. In the fourth quarter of 2007, TCAM notified the Company that it was not electing to earn back an additional 10% on the Agi Dagi and Kirzali projects.

          Agi Dagi is subject to a 2% NSR owing to an arm’s length party.

          The Company will pay to TCAM, within 60 days following commencement of commercial production, a production bonus of US$10 per ounce for every ounce produced from within the originally defined Agi Dagi and Kirazli resource areas, up to a maximum of 600,000 ounces and 250,000 ounces, respectively.

          TCAM may elect to earn an additional 10% interest in Halilaga by completing a final feasibility study by 2012, and arranging project financing. TCAM has been granted an extension to December 31, 2008 on its election whether to earn an additional 10% interest in the property, in exchange for TCAM solely funding a US$3,000,000 exploration program at Halilaga in 2008.

          The Company now holds its investment in the Agi Dagi, Kirazli and Halilaga projects through a 40% ownership interest in three separate Turkish subsidiaries of TCAM. These investments are now accounted for using the equity method.

          To earn back a 60% interest in Pirentepe, TCAM must spend approximately US$2,800,000. TCAM has informed the Company that approximately US$1,454,000 has been incurred on the earn-back on Pirentepe, as at December 31, 2007.

          In 2007, at Agi Dagi, TCAM completed a further 14,284 metres of drilling in 98 holes, collected 792 soil samples and 559 rock samples, produced an updated geological/structural/alteration map for the property, submitted a number of samples for petrographic and metallurgical studies, and initiated environmental baseline work. The focus of the 2007 drilling campaign at Agi Dagi was largely around the known resources at Delidagi and Babadagi and exploration drilling in the Fire Tower, Ayitepe, Tavsan Tepe, and Ihlumar Ridge areas.

          In addition, at Kirazli in 2007, TCAM completed a further 8,291 metres of drilling in 45 holes, collected 916 soil samples and 450 rock samples, produced an updated geological/structural/alteration map for the property, completed 13 line kilometres of I.P. surveying, 80 line kilometres of magnetic surveying, and 70 metres of trenching, submitted a number of samples for petrographic and metallurgical studies, and initiated environmental baseline work.

          In 2007, 4737 metes of drilling has been completed to date at Halilaga’s Kestane zone, comprised of 14 diamond core holes totalling 4491 metres and two reverse circulation holes totalling 246 metres. Also within Halilaga, the Kunk Tepe high sulphidation epithermal prospect was targeted with 4 diamond drill holes totalling 1179 metres and one reverse circulation drillhole totalling 150 metres depth. A total of 6065 metres has been completed within the Halilaga Property to date. In addition to drilling a total of a total of 63 line kilometres of pole-dipole IP and ground magnetics survey was completed.

          An exploration program totalling approximately US$1,030,000 has been proposed by TCAM for 2008, to include field work and environmental studies at Agi Dagi and 2,500 metres of drilling at Kirazli. The Company will be funding its 40% share of each program.

          The Company and TCAM have re-negotiated their working relationship within the existing Area of Interest (“AOI”) as outlined in the original Biga MOU. The new agreement which will see costs shared on a 60% TCAM, 40% Fronteer basis going forward on new properties, through November 2008, after the Company funds the first $100,000 of expenditure (funds spent). TCAM will manage the regional exploration program within the AOI. Both parties are jointly funding an airborne geophysical survey over the AOI that was recently completed, with results now being analyzed. Any new properties identified from this survey for acquisition, if acquired, will immediately be subject to a 60% TCAM 40% Fronteer joint venture. This agreement will expire November 30, 2008, after which both parties are free to explore within the AOI with no obligation to the other party for any additional properties identified and acquired post November 30, 2008.

          The Company has also incurred exploration costs totaling $254,957 on the 100% owned Samli property. An IP survey has been completed and targets identified. Drilling commenced at Samli in February 2008, to test various anomalies identified on the property. The Company has a budget of US$833,000 allocated to the Samli project for 2008.

          On June 18, 2007, the Company released updated resource estimates for the Agi Dagi and Kirazli properties, significantly expanding the known resource at each property4. Details for the resource at the Deli and Baba zone of Agi Dagi are as follows:

DELI ZONE
Class	Tonnes	Au g/T	Ag g/T	Au ozs	Ag ozs	AuEq ozs
Measured	1,600,000	1.80	13.50	94,000	696,000	107,920
Indicated	18,300,000	1.20	10.20	693,000	6,027,000	813,540
Inferred	10,200,000	1.30	15.50	418,000	5,068,000	519,360

**Reported at 0.5 g/T Au cut-off; AuEq @ $13 Ag, $650 Au. Gold-equivalent calculations reflect gross metal content that has not been adjusted for metallurgical recoveries.

BABA ZONE
Class	Tonnes	Au g/T	Ag g/T	Au ozs	Ag ozs	AuEq ozs
Measured	-	-	-	-	-	-
Indicated	15,000,000	0.80	1.00	400,000	464,000	409,280
Inferred	9,100,000	0.80	0.30	235,000	86,000	236,720

**Reported at 0.5 g/T Au cut-off; AuEq @ $13 Ag, $650 Au. Gold-equivalent calculations reflect gross metal content that has not been adjusted for metallurgical recoveries.

Details of the Kirazli resource estimate are as follows:

KIRAZLI
Class	Tonnes	Au g/T	Ag g/T	Au ozs	Ag ozs	Au Eq ozs
Measured	1,100,000	1.40	9.60	51,000	342,000	57,840
Indicated	8,300,000	1.10	5.80	297,000	1,549,000	327,980
Inferred	24,600,000	1.20	2.00	976,000	1,558,000	1,007,160

**Reported at 0.5 g/T Au cut-off; AuEq @ $13 Ag, $650 Au. Gold-equivalent calculations reflect gross metal content that has not been adjusted for metallurgical recoveries.

          With the TCAM assuming majority ownership of the Agi Dagi, Kirazli and Halilaga properties,

_____________________________________________________
4 Christopher Lee, P. Geo, Chief Geoscientist for Fronteer Development Group, is the designated Qualified Person for the Agi Dagi and Kirazli Projects in NW Turkey and also the Qualified Person for this resource estimate. The resource models consist of a combination of oxide/sulphide zones, and isograde shells generated in Leapfrog software. Two metre composites were generated from capped gold and silver grades within these solids, and core samples with less than 50% recovery were omitted. Grades were interpolated into blocks measuring 20x20 metres in the horizontal direction and 10 metres in the vertical direction, using inverse distance squared, ordinary kriging, or a combination of both methods, in Gemcom software. Search radii were determined from variogram ranges, with restricted ranges for high grade populations, and hard boundaries were used to limit sample selection between the oxide and sulphide zones at Deli and Kirazli. Densities were interpolated from drill core data into the block models using inverse distance squared. Blocks were classified into Measured, Indicated and Inferred mineral resource categories using a combination of the number drill holes and the average distance of samples used in each block estimate. (moved) Mineral resources are not mineral reserves, and there is no guarantee that any resource will become a reserve.

the Company has focused its attention on a regional exploration program in Turkey outside of the AOI, while jointly exploring the AOI with TCAM. The Company is conducting sampling and geological mapping as well as flying an airborne geophysical survey, as the means of identifying new properties for acquisition. In addition, the Company is inspecting third party properties that are available for joint-venture or option. No new properties have been identified for acquisition to date.

Investment in Aurora Energy Resources Inc. – 42.3% (as at December 31, 2007)

          The Company currently owns approximately 42.3% of Aurora, which owns uranium assets in the Central Mineral Belt (“CMB”) of Labrador (“CMB Uranium Property”).

          Aurora announced an updated National Instrument 43-101 compliant resource estimate for its deposits in February 2008. The following table summarizes the Classified Mineral Resources of the Michelin, Jacques Lake, Rainbow, Nash, Inda and Gear deposits5:

			Underground*			Open Pit*		Total
Deposit	Class	Tonnes	%U3O8	lbs U3O8	Tonnes	%U3O8	lbs U3O8	lbs U3O8
MICHELIN	Measured	1,289,000	0.12	3,310,000	5,795,000	0.08	9,768,000
	Indicated	16,170,000	0.13	44,582,000	7,146,000	0.06	9,774,000
	MEASURED & INDICATED	17,459,000	0.12	47,892,000	12,941,000	0.07	19,542,000	67,434,000
JACQUES
LAKE	Measured	415,000	0.09	802,000	401,000	0.09	798,000
	Indicated	3,357,000	0.08	5,861,000	1,909,000	0.07	2,950,000
	MEASURED & INDICATED	3,772,000	0.08	6,663,000	2,310,000	0.07	3,748,000	10,411,000
RAINBOW	Indicated				1,088,000	0.09	2,063,000	2,063,000
NASH	Indicated				757,000	0.08	1,300,000	1,300,000
INDA	Indicated				1,460,000	0.06	2,037,000	2,037,000
GEAR	Indicated				520,000	0.06	665,000	665,000

TOTAL	MEASURED & INDICATED	21,231,000	0.12	54,555,000	19,076,000	0.07	29,355,000	83,910,000

MICHELIN	Inferred	12,577,000	0.12	33,647,000	1,564,000	0.05	1,818,000	35,465,000
JACQUES
LAKE	Inferred	2,778,000	0.08	4,596,000	2,210,000	0.05	2,314,000	6,910,000
RAINBOW	Inferred				931,000	0.08	1,700,000	1,700,000
NASH	Inferred				613,000	0.07	904,000	904,000
INDA	Inferred				3,042,000	0.07	4,538,000	4,538,000
GEAR	Inferred				210,000	0.06	262,000	262,000

TOTAL	INFERRED	15,355,000	0.11	38,243,000	8,570,000	0.06	11,536,000	49,779,000

* Aurora’s CMB Mineral Resources are reported at cut-off grades that contemplate underground (0.05% U3O8) and open pit (0.03% U3O8) mining scenarios, based on preliminary economic assumptions, and may be refined with more in-depth economic analyses.

          Aurora has reported that a National Instrument 43-101 compliant technical report will be filed by

__________________________________________
5 Christopher Lee, P. Geo, Chief Geoscientist for Aurora, is the designated Qualified Person for the CMB resource estimates. All estimates were conducted using 3D geological solids defined by a combination of stratigraphy, alteration and grade, and hand-digitized on 25-50 metre cross-sections in Gemcom software. Assay composites were generated from capped U3O8 grades within these solids and used to interpolate grades into 3D block models, using either ordinary kriging (Michelin, Jacques Lake) or anisotropic inverse distance squared weighting (Rainbow, Gear, Inda, Nash). Optimum search parameters (ranges, orientations, number of samples) were chosen to reflect modeled or interpreted grade continuity, low and high grade populations, and sample density. A single mean specific gravity, as measured from 22 to 329 samples of mineralized rock, was used for each deposit. Mineral resources for the satellite deposits (Rainbow, Gear, Inda, Nash) are reported for only those blocks located less than 300 metres from surface. Blocks were classified into Measured, Indicated and Inferred mineral resource categories using a combination of the number drill holes, average distance of samples used in each block estimate, and geological confidence. Mineral resources are not mineral reserves, and there is no guarantee that any resource will become a reserve.

the first week in April, to support the above noted resource update.

          Aurora designed a winter drill program which commenced in January 2008 to address the shortfall in metres drilled from the 2007 program. The winter phase has a budgeted cost of $8,000,000 and a planned 20,000 metres to be drilled, primarily targeting in-fill drilling at Michelin and Jacques Lake using six drill rigs with the goal of converting the inferred mineral resource areas to measured and indicated categories. The winter program is expected to be completed in March 2008, and is expected be followed up by spring, summer and fall programs. See further details of the winter program in the technical report entitled “An Update On The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During The Period January 1, 2007 To October 31, 2007“ which can be viewed on SEDAR at www.sedar.com.

          Presently, Aurora is proposing to advance the recommended program on its CMB Uranium Property throughout the balance of 2008 by completing the program as set forth in the above noted technical report dated November 20, 2007, prepared for Aurora by Derek Wilton, G.H. Giroux, Ian Cunningham-Dunlop, Christopher Lee, Mark O’Dea and Jim Lincoln. This recommended program is comprised of two phases, as follows:

(i)

regional exploration within the CMB Uranium Property at a total estimated cost of $44,000,000 to be concluded in 2008 and beyond. Included in this cost is $8,000,000 to be expended to complete the winter drill program as discussed above and $20,000,000 for a further 50,000 metre drill program, to commence in May upon successful conclusion of the winter drill program; and

(ii)	continuation of environmental baseline and engineering and metallurgical studies on the CMB Uranium Property at a total budgeted cost for 2008 of $18,000,000.

           Aurora presently continues to work towards formally registering its project with the CEAA. This registration will officially commence the federal environmental assessment process.

          Assuming successful completion of infill drilling and conversion of the existing resource into measured and indicated categories, Aurora reports it presently plans to move towards completing a pre-feasibility study for the Michelin and Jacques lake projects by the end on 2008 or first quarter of 2009.

          In October 2007, the Nunatsiavut government initiated the next steps towards formulating its policy on uranium mining on Labrador Inuit Lands. The Nunatsiavut House of Assembly has struck a committee to further study the issue. The committee is made up of all available Assembly Members along with individuals from the Department of Lands and Resources that have been working on this policy. Experts on uranium mining, as well as community and industry representatives have been asked to present information to committee members before a policy is determined. Aurora has actively participated in the process to the extent allowed by the Nunatsiavut government. In March 2008, the Nunatsiavut Assembly passed on first reading a bill to institute a three year suspension on uranium mining and milling. (Laws must undergo two readings and votes to be passed in the Nunatsiavut Assembly.) It is anticipated that the bill will be considered again on second reading by the Assembly on or after April 8, 2008. Aurora continues to assess what affect this temporary suspension may have on its presently planned exploration and development schedule. See Risks and Uncertainties – Permits.

          Further details about the assets, liabilities and results of operations of Aurora can be found in the Management Discussion and Analysis and annual audited financial statements as filed by Aurora and available on Sedar at www.sedar.com under the profile of Aurora Energy Resources Inc.

Yukon, Canada

          In January 2006, the Company and Rimfire Minerals Corporation (“Rimfire”) jointly signed an agreement with Newmont Exploration of Canada (“Newmont”) and NVI Mining Ltd. (“NVI”), a subsidiary of Breakwater Resources Ltd., to acquire mineral claims and a data set on the claims located in the Wernecke Mountains of Canada’s Yukon Territory. The Company and Rimfire were required to complete $2,000,000 (fully funded by Fronteer) worth of expenditures on the property to earn a 100%

(80% Fronteer, 20% Rimfire) interest in the claims and data set while Newmont and NVI retain a 2% NSR. In addition, the Company has staked additional claims in the area, which become subject to the terms of this agreement.

          The Company and Rimfire completed the earn-in requirement in 2006, by spending $2,624,285 on the property. In May 2007, the Company and Rimfire reached an agreement regarding the joint operation of an unincorporated joint-venture whereby ongoing exploration expenses will be shared pro-rata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% net profit interest after pay-back of capital. During the year ended December 31, 2007, the Company recovered $1,454,569 from Rimfire. Of this amount, $164,179 represents Rimfire’s shares of the costs incurred in 2006, in excess of the $2 million earn-in amount and the remaining $1,290,390 represents Rimfire’s proportionate share of the costs incurred for the 2007 summer field program.

           The Company has completed its 2007 drill exploration program for the Wernecke properties. For the year ended December 31, 2007, the Company incurred expenditures of $5,246,273, net of recoveries from Rimfire. A total of approximately 6,800 metres of drilling in 28 holes has been completed to the end of December, over seven different target areas. The Company completed demobilization of its exploration camp in October. Weather issues resulted in drilling delays resulting in fewer metres drilled than the original plan of 10,000 metres.

          The Company and Rimfire are currently assessing the next step for the properties in 2008. No formal budget has yet been proposed at this time, as the Company is focusing on its newly acquired Nevada assets.

Mexico

          In November 2005, the Company optioned two drill-ready exploration properties from Minera Teck Cominco S.A. de C.V. (“Minera”). The Company conducted an extensive diamond drilling program on both properties in 2006 and 2007. After considering all available information and results from the drilling programs, the Company has decided to halt further exploration of these properties and will not be completing its earn-in requirements under the option agreement. Accordingly, at December 31, 2007, the Company has written off a total of $1,765,185 of deferred exploration expenditures relating to these two properties. The Company also wrote off costs associated with the Agua Grande property.

Investment in Latin American Minerals

          Pursuant to a private placement which closed in November 2006, the Company purchased 5,310,000 shares securities ("2006 Units") of LAT, a company listed on the TSX Venture Exchange. Each 2006 Unit was purchased for $0.25 and is comprised of one common share in the capital of LAT and one-half of one common share purchase warrant. Each whole warrant entitled the Company to acquire one additional common share of LAT at an exercise price of $0.35 for a period of 12 months from the closing of the private placement. These warrants expired unexercised.

          In April 2007, the Company acquired an additional 900,000 common shares of LAT at a price of $0.45 per share, increasing its holdings to 6,210,000 common shares of LAT. On May 31, 2007, the Company increased its investment in LAT by purchasing, as part of a larger private placement, 2,000,000 units (“2007 Units”) offered by LAT at a price of $1.00 per 2007 Unit. Each 2007 Unit is comprised of one common share and one-half of a common share purchase warrant. Each whole warrant entitles the Company to acquire one additional common share of LAT at a price of $1.25 for a period of 12 months.

          The acquisition of the common shares of LAT was made for investment purposes to allow the Company to obtain a strategic foothold in a highly prospective area. The Company may from time to time increase or dispose of its investment in LAT. At December 31, 2007 the Company’s investment in LAT has a fair value of $9,391,906. Subsequent to year end, the Company sold its common share investment in LAT for gross proceeds of $5,336,500 resulting in an overall cash profit of $1,562,950. .

SUMMARY OF QUARTERLY RESULTS

          The following information is derived from the Company’s quarterly consolidated financial statements for the past eight quarters, along with an explanation for the significant items resulting in variances from quarter to quarter:

	Dec 2007	Sept 2007	June 2007	Mar 2007
Income (loss) before discontinued operations	$34,873,816	$(3,868,201)	$(9,488,197)	$(1,142,677)
Basic earnings (loss) per share before discontinued operations	$0.51	$(0.06)	$(0.14)	$(0.02)
Diluted earnings (loss) per share before discontinued operations	$0.50	$(0.06)	$(0.14)	$(0.02)
Net earnings (loss) for the period	$34,873,816	$(3,868,201)	$(9,488,197)	$(1,142,677)
Basic earnings (loss) per share for the period	$0.51	$(0.06)	$(0.14)	$(0.02)
Diluted earnings (loss) per share for the period	$0.50	$(0.06)	$(0.14)	$(0.02)

	Dec 2006	Sept 2006	June 2006	Mar 2006
Income (loss) before discontinued operations	$7,389,922	$(585,003)	$(1,811,489)	$10,022,205
Basic earnings (loss) per share before discontinued operations	$0.11	$(0.01)	$(0.03)	$0.20
Diluted earnings (loss) per share before discontinued operations	$0.11	$(0.01)	$(0.03)	$0.18
Net income (loss) for the period	$7,389,922	$(585,003)	$(1,811,489)	$10,018,209
Basic earnings (loss) per share for the period	$0.11	$(0.01)	$(0.03)	$0.20
Diluted earnings (loss) per share for the period	$0.11	$(0.01)	$(0.03)	$0.18

          For the three months ended December 31, 2007, the Company recorded a dilution gain of $42,248,674 on the reduction of its ownership in Aurora from 46.77% to 42.31% as a result of a bought deal financing by Aurora which raised gross proceeds of $111,672,600. The Company also realized its share of Aurora’s net loss for the period of $520,427.

          For the three months ended September 30, 2007, the Company recorded stock-based compensation of $1,137,562. The Company also recognized its share of Aurora’s operating loss amounting to $644,478 offset by a dilution gain of $16,017. Also the Company recognized a loss in the change in fair value of its financial instruments of $989,634 due to the depreciation of the market price of LAT.

          For the three months ended June 30, 2007, the Company recorded stock-based compensation expense of $6,749,642, which reflected the shareholder approval of the Company’s new stock option plan and approval of prior period stock option grants. The Company also recognized its share of Aurora’s operating loss amounting to $1,293,576 offset by a dilution gain of $275,521. Also the Company wrote-off all deferred exploration costs related to its Mexican properties, which amounted to $1,788,851.

          For the three months ended March 31, 2007, the Company recognized its share of Aurora’s operating loss amounting to $1,391,989 offset partly by a dilution gain of $498,787. The Company also recorded a mark-to-market gain on its derivative financial instruments of $653,421, which was also partly offset by a loss on sale of marketable securities of $366,143. The mark-to-market gain and the loss on marketable securities arose as a result of a new accounting policy adopted by the Company in January 2007 with prospective treatment.

          For the three months ended December 31, 2006, the Company recognized a dilution gain of $13,763,714 on the reduction of its ownership in Aurora from 49.0% to 47.2% offset by the pickup of the Company’s share of Aurora’s net loss for the period of $2,616,371.

          For the three months ended September 30, 2006, the Company recognized a dilution gain of $432,279 on the reduction of its ownership in Aurora from 49.3% to 49.0% offset by the pickup of the Company’s share of Aurora’s net loss for the period of $1,093,132.

          For the three months ended June 30, 2006, the Company recognized a dilution gain of $1,451,212 on the reduction of its ownership in Aurora from 50.2% to 49.3% offset by stock-based compensation expense of $2,313,792.

          In the three months ended March 31, 2006, the Company realized a dilution gain of $10,842,568 on the IPO of Aurora and the resulting decrease in ownership from 56.8% to 50.2% .

LIQUIDITY

          The Company currently has no operating revenues other than interest income and relies primarily on equity financing as well as the exercise of options to fund its exploration and administrative costs.

          The Company had the following contractual obligations as at December 31, 2007:

	Payments Due by Period
		Less			After 5 years
Contractual	Total	than 1	1-3 years	4-5 years
obligations		year
Operating leases	$2,220,996	$614,118	$1,220,947	$385,931	$ -
Purchase	$150,000	$150,000
obligations(1)
Other Long Term	$765,479		$765,479
Obligations(2)

(1)	commitment for 1,000 metres of drilling at the Samli Property in Turkey.
(2)	other long term obligations relate to the long term asset retirement obligation outlined on the Company’s balance sheet.

     The Company has no debt. The only long-term lease commitments are the operating leases for the Company’s office premises and equipment

          At December 31, 2007, the Company had cash on its balance sheet of $99,039,334 and working capital of $96,903,057 as compared to cash of $40,391,913 and working capital of $43,338,290 at December 31, 2006. The change in cash and working capital of $58,647,421 and $53,564,767, respectively, is primarily due to the receipt of gross proceeds of $66,345,500 from the March 2007 prospectus financing and the exercise of stock options and warrants during 2007, offset by cash exploration expenditures of $8,309,527 and cash used in operations of $3,371,807 during the year.

          At March 27, 2008, the Company has cash and cash equivalents of $98,149,629 on it balance sheet. The Company believes that this is sufficient to fund its currently planned exploration and administrative budget through 2008 and beyond but should the Company make additional cash acquisitions as was discussed in the planned use of proceeds for its last two financings, the Company may need to raise additional funds.

ENVIRONMENTAL MATTERS

          The Company is subject to federal, provincial, territorial and state, and local environmental laws and regulations. The Company has put in place ongoing pollution control and monitoring programs at its properties, and posted surety bonds as required for compliance with state and local closure, reclamation and environmental obligations. Estimated future reclamation and property closure costs are based on current legal and regulatory requirements. The Company records the fair value of reclamation and property closure costs in the period in which they are incurred. A corresponding amount is added to the carrying amount of the associated asset and depreciated over the asset's life. Ongoing reclamation activities associated with exploration stage properties are capitalized to exploration in the period incurred.

          The Company has recorded a liability totaling $1,252,254, primarily for its reclamation obligation with respect to the Northumberland deposit. Reclamation of disturbance from prior mining activity, primarily related to re-claiming historic leach pads at Northumberland, is anticipated to be carried out in 2008 and 2009. The Company has posted reclamation bonds of $1,797,010, primarily relating to Northumberland, in satisfaction of this estimated obligation. The Company does not believe it has any other significant reclamation liability, due to the early stage nature of its remaining exploration projects.

          The significant remaining environmental risks associated with the Company’s exploration projects relates to handling of fuel and fuel storage systems. These risks are mitigated through the use of various spill protection equipment such as berms and bladders. The Company has also developed emergency plans in the event a significant spill does occur. Many of the Company’s projects and Aurora’s CMB Uranium Property are subject to periodic monitoring by government agencies with respect to its environmental protection plans and practices which in many circumstances must be spelled out when applying for exploration permits.

          The Bureau of Mining Regulation and Reclamation (BMRR), in cooperation with other state, federal and local agencies, regulates mining activities in Nevada under regulations adopted in 1989. The Nevada Administrative Code (NAC) 445A.350-NAC 445A.447 and (NAC) 519A.010 - NAC 519A.415 were developed to implement the requirements of the Nevada Revised Statutes (NRS) 445A.300-NRS 445A.730 and (NRS) 519A.010 - NRS 519A.290. BMRR is composed of three distinct technical branches; regulation, closure and reclamation. It is the mission of BMRR to ensure that Nevada's waters are not degraded by mining operations and that the lands disturbed by mining operations are reclaimed to safe and stable conditions to ensure a productive post-mining land use. These laws and regulations are the primary pieces of legislation governing the Company’s activities which have resulted in the Company recognizing its reclamation obligation.

           The Regulation Branch has responsibility for protecting waters of the State under the water pollution control regulations. The branch consists of the permitting and inspection sections. The permitting section issues Water Pollution Control Permits to ensure that the quality of Nevada's water resources are not impacted by mining activity. The inspection section conducts regular inspections during the life of a mining facility to confirm that operations are in compliance with permit requirements.

          The Closure Branch also has the responsibility of protecting waters of the state under the water pollution control regulations. This branch works with facilities at the cessation of operations to ensure that all components are left chemically stable for the long term. The closure branch issues water pollution control permits and conducts inspections to ensure that the mine site, in the closure and post-closure period, will not degrade waters of the State.

          Reclamation Branch regulates exploration and mining operations in Nevada on both private and public lands. The branch issues permits to exploration and mining operations to reclaim the disturbance created to a safe and stable condition to ensure a productive post-mining land use. An operator must obtain a reclamation permit prior to construction of any exploration, mining or milling activity that proposes to create disturbance over 5 acres or remove in excess of 36,500 tons of material from the earth. In addition to obtaining a reclamation permit, an operator must file a surety bond with the Division or federal land manager to ensure that reclamation will be completed, should an operator default on the - 21 -

project.

          In summary, BMRR works with industry and the public to ensure that mining operations in the state, from initial design through reclamation, do not negatively impact the environment and that the land will be returned to a productive post-mining use.

          The amounts recorded for reclamation costs are estimates unique to a property based on estimates provided by independent consulting engineers and the Company's assessment of the anticipated timing of future reclamation and remediation work required to comply with existing laws and regulations. Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could affect the extent of reclamation and remediation work required to be performed by the Company. Any such changes in future costs could materially impact the amounts charged to operations for reclamation and remediation.

CAPITAL RESOURCES

          The Company at December 31, 2007, has 5,155,467 stock options outstanding which could potentially bring an additional $34,356,714 to the Company’s treasury upon exercise. The Company has no outstanding debt facility upon which to draw.

          The Company has no minimum exploration expenditures on any of its properties.

OFF-BALANCE SHEET ARRANGEMENTS

          The Company has approximately $1,700,000 in standby Letters of Credit for the completion of reclamation on its mineral properties in the USA. These standby letters of credit are backed, in the most part by Certificates of Deposits.

          The Company has no other off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

          For the year ended December 31, 2007, the Company paid or accrued $2,925 (year ended December 31, 2006 – $8,177) in legal fees and expenses to a law firm of which a director is a partner.

          For the year ended December 31, 2007, the Company invoiced Aurora $807,070 (year ended December 31, 2006 - $1,162,245) for its share of office costs, employee wages and benefits. At December 31, 2007, the Company had a receivable due from Aurora of $107,865 (December 31, 2006 - $88,154) relating to these expenditures.

          In April 2006, the Company and Aurora signed a cost-sharing agreement whereby the Company will charge common office and employee benefit costs to Aurora. This arrangement will be evaluated regularly and adjusted based upon the activity levels of each company and can be terminated on 60 days notice by either party.

FOURTH QUARTER

          In November 2007, Aurora announced that it had closed a bought deal financing, issuing an aggregate of 6,018,600 common shares at a price of $16.00 per common share (including 706,100 common shares issued pursuant to the exercise of an over-allotment option) and an aggregate of 750,000 flow-through shares at a price of $20.50 per flow-through share for aggregate gross proceeds to Aurora of $111,672,600. This resulted in the Company realizing a significant dilution gain in the fourth quarter.

          During the fourth quarter of 2007, TCAM notified the Company that it had elected not to earn an additional 10% on the Agi Dagi and Kirazli projects. The Company will therefore be required to contribute 40% of further exploration and development costs on these projects, or suffer dilution in these projects.

          The Company has granted an extension to TCAM to December 31, 2008 on its election whether to earn an additional 10% interest in the Halilaga property. In turn, TCAM has agreed to solely fund US$3,000,000 in exploration in Halilaga.

PROPOSED TRANSACTIONS

          As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. At present there are no transactions being contemplated by management or the board that would affect the financial condition, results of operations and cash flows of any asset of the Company.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

          At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) of the Exchange Act) was carried out by the Company’s principal executive officer and principal financial officer. Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded that as of the end of the period covered by this report the design and operation of the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits to regulatory authorities is recorded, processed, summarized and reported within the time periods specified by regulation, and is accumulated and communicated to management, including the Company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

          Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that the Company’s disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Company and its subsidiaries to disclose material information otherwise required to be set forth in the Company’s periodic reports. The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is communicated to management to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

          Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with Canadian GAAP, including reconciliation to U.S. GAAP.

          Management has used the Internal Control – Integrated Framework to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

          Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, excluding NewWest Gold Corporation because it was acquired by the Company during 2007. NewWest Gold Corporation’s total assets and total net income represent $217.3 million or 50.9% of the consolidated total assets and less than 1% of consolidated net income of the Company, respectively as at and for the year ended December 31, 2007. The Company is permitted to exclude acquisitions from their assessment of internal controls over financial reporting during the first year if, among other circumstances and factors, there is not adequate time between the consummation date of the acquisition and the assessment date for assessing internal controls. As a result, management concluded that the Company’s internal control over financial reporting were effective as at that date.

          The Corporation’s independent registered public accounting firm, PricewaterhouseCoopers LLP, has issued an opinion on the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2007. The report can be found in the “Independent Auditor’s Report” included in the Corporation’s financial statements for the years ended December 31, 2007 and 2006 and is incorporated herein by reference.

LIMITATIONS OF CONTROLS AND PROCEDURES

          The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error of fraud may occur and not be detected.

OTHER SUBSEQUENT EVENTS

          Subsequent to December 31, 2007, and up to March 27, 2008, the Company issued 30,000 common shares upon the exercise of stock options for total proceeds of $97,800 to the Company. The Company also granted 1,687,500 options at exercise prices ranging from $8.04 to $9.96 exercisable for periods ranging from five to ten years.

CRITICAL ACCOUNTING ESTIMATES

          The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities.

          Significant areas requiring the use of management estimates include the determination of impairment of equipment and mineral property interests, environmental and reclamation obligations, rates for depreciation and amortization, variables used in determining stock-based compensation and assessments of control of variable interest entities. These estimates are based on management's best judgment. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy and changes in foreign exchange rates.

          Management has assessed the carrying value of its assets, and other than write-downs to certain mineral property interests does not believe the remaining assets have suffered any impairment. Management assesses the exploration results of its exploration projects and determines whether results to date warrant further exploration. If results do not indicate potential for a property, the deferred exploration costs are written off.

          The Company believes it has made adequate accruals with respect to any significant environmental liabilities that may have been incurred to date. The Company has the responsibility to perform reclamation in certain jurisdictions upon completion of activities. The costs to complete this reclamation are have been estimated and have been accrued as a liability in the financial statements.

          Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s balance sheet. Management has made estimates of the life of stock options and warrants, the expected volatility and the expected dividend yields that could materially affect the fair market value of these types of securities. The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

CHANGES IN ACCOUNTING POLICIES

          The Company adopted the provisions of Sections 3855, Financial Instruments – Recognition and Measurement, 3861 – Financial Instruments – Disclosure and Presentation, 1530 – Comprehensive Income, and 3865 – Hedging, on January 1, 2007, which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income.

          Section 3855 requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income. Section 3865 specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges. Section 1530 requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Certain gains and losses that would otherwise be recorded as part of net earnings are now presented in “other comprehensive income”, until it is considered appropriate to recognize into net earnings.

          As a result of adopting these new standards the Company recorded a non-cash increase of $1,115,734 to opening long-term investments, a non-cash increase of $464,385 to opening marketable securities and a one-time cumulative effect of a change in accounting policy in opening accumulated other comprehensive income of $673,042 (net of future income taxes of $123,458). In addition, the Company recorded a non-cash increase of $662,159 (net of future income taxes of $121,460) to opening retained earnings to record the cumulative effect of the change in accounting policy as it relates to warrants held by the Company and trading securities held by the Company.

FINANCIAL INSTRUMENTS

          Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, long-term investments, accounts receivable, amounts due from related parties and amounts due from various joint venture partners. The Company deposits cash with financial institutions it believes to be creditworthy. In some circumstances, cash balances at financial institutions may exceed the federally guaranteed amount.

          The Company's accounts receivable are primarily related to input tax credits or value added taxes receivable and receivables from Aurora. The Company performs ongoing evaluation of its receivables from Aurora to assess recoverability. The Company will maintain an allowance for doubtful accounts receivable in those cases where the expected collectability of accounts receivable is in question.

          At December 31, 2007, the fair values of cash, and trade and other receivables approximate their carrying values because of the short-term nature of these instruments. The Company carries its long-term investments at fair value, which consist of common shares and share purchase warrants of LAT.

          The Company is also subject to market risk on its long term investments. These investments are marked to market periodically. The change in value of these investments, which when classified as available for sale have gains and losses charged to other comprehensive income, or if classified as held for trading have gains or losses charged to net income in the period.

NEW ACCOUNTING PRONOUNCEMENTS

International Financial Reporting Standards (“IFRS”)

          In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Inventories

          In March 2007, the AcSB approved a new standard with respect to inventories effective for fiscal years beginning on or after January 1, 2008. The new standard requires inventories to be measured at the lower of cost or net realizable value; disallows the use of a last-in, first-out inventory costing methodology; and requires that, when circumstances which previously caused inventories to be written down below cost no longer exist, the amount of the write-down is to be reversed. This new standard is not expected to have a material impact on the Company’s earnings.

Capital Disclosures

          As a result of new Section 1535, Capital Disclosures, of the Canadian Institute of Chartered Accountants Handbook, the Company will be required to include additional information in the notes to the financial statements about its capital and the manner in which it is managed. This additional disclosure includes quantitative and qualitative information regarding an entity’s objectives, policies and procedures for managing capital. This Section is applicable for the fiscal year beginning on January 1, 2008.

Disclosure and Presentation of Financial Instruments

          New accounting recommendations for disclosure and presentation of financial instruments are effective for the Company beginning January 1, 2008. The new recommendations require disclosures of both qualitative and quantitative information that enables users of financial statements to evaluate the nature and extent of risks from financial instruments to which the Company is exposed.

Goodwill and Intangible Assets

          The Accounting Standards Board has also issued a new Section 3064, Goodwill and Intangible Assets, to replace current Section 3062, Goodwill and Other Intangible Assets. The new section establishes revised standards for recognizing, measuring, presenting and disclosing goodwill and intangible assets. CICA 3064 is effective for fiscal years beginning on or after October 1, 2008 and will be adopted by the Company for the year ending December 31, 2009.

Future Accounting Changes

          In September 2006, the Financial Accounting Standards Board in the U.S. (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157 “Fair Value Measurements” (“SFAS No. 157”), effective for fiscal periods beginning after November 15, 2007. SFAS defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. In December 2007, the FASB issued SFAS 157-b, which provided for a one-year deferral of the implementation of SFAS 157 for non-financial assets and liabilities. However, SFAS 157 is still required to be adopted effective January 1, 2008 for financial assets and liabilities that are carried at fair value. The Company is currently evaluating the impact of the adoption of this standard on its Consolidated Financial Statements.

          In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115” (“SFAS No. 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for fiscal periods beginning after November 15, 2007. The Company is currently evaluating the impact of the adoption of this standard on its Consolidated Financial Statements.

          In December 2007, the FASB issued SFAS 141(4) “Business Combinations” and SFAS 160 “Non-controlling Interests in Consolidated Financial Statements”, which are both effective for fiscal years beginning after December 15, 2008. SFAS 141(4), which will replace FAS 141, is applicable to business combinations consummated after the effective date of December 15, 2008.

OUTSTANDING SHARES

          The following table outlines the common shares outstanding subsequent to the year end to March 27, 2008:

Number of
common shares
Balance, December 31, 2007	83,176,050
Shares issued on exercise of options	30,000
Balance, March 27, 2008	83,206,050

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

          The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated production, costs of production, reserve and resource determination. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual risks, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, including risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in the Company’s annual information form for the year ended December 31, 2007 incorporated by reference into the Company’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Please refer to the above noted documents for a detailed description of the risks of an investment in the Company.

RISKS AND UNCERTAINTIES

          The principal activity of the Company is mineral exploration which is inherently risky. Exploration is also capital intensive and the Company currently has no source of income. Only the skills of its management and staff in mineral exploration and exploration financing serve to mitigate these risks, and therefore constitute one of the main assets of the Company. For a further discussion of the risks inherent in the Company see below.

          The Risk factors that could affect the Company’s future results include, but are not limited to:

Exploration, Development and Operating Risks

          The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of precious metals and other minerals may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as quantity and quality of the minerals and proximity to infrastructure; mineral prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot be accurately predicted but could have a material adverse effect upon the Company’s operations.

          Mining operations generally involve a high degree of risk. The operations of the Company are subject to all the hazards and risks normally encountered in the exploration, development and production of precious metals and other minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

          There is no certainty that the expenditures made by the Company towards the search and evaluation of precious metals and other minerals will result in discoveries of Mineral Resources, Mineral Reserves or any other mineral occurrences.

Reliability of Resource Estimates

          There is no certainty that any of the Mineral Resources identified on any of the Company’s properties to date will be realized. Until a deposit is actually mined and processed the quantity of Mineral Resources and grades must be considered as estimates only. In addition, the quantity of Mineral Resources may vary depending on, among other things, precious metal prices. Any material change in quantity of Mineral Resources, grade or stripping ratio may affect the economic viability of any project undertaken by the Company. In addition, there can be no assurance that metal recoveries in small scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production.

          Fluctuations in gold, uranium and other precious or base metal prices, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of Mineral Resources could have a material adverse effect on the Company’s results of operations and financial condition.

No History of Mineral Production

          The Company has never had any interest in mineral producing properties. There is no assurance that commercial quantities of minerals will be discovered at any of the properties of the Company or any future properties, nor is there any assurance that the exploration programs of the Company thereon will yield any positive results. Even if commercial quantities of minerals are discovered, there can be no assurance that any property of the Company will ever be brought to a stage where Mineral Resources can profitably be produced thereon. Factors which may limit the ability of the Company to produce Mineral Resources from its properties include, but are not limited to, the price of the Mineral Resources which are currently being explored for, availability of additional capital and financing and the nature of any mineral deposits.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

          Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydroelectricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrate and uranium conversion services. Furthermore, the growth of the uranium and nuclear power industry beyond its current level will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. As a result, the interest of the Company in Aurora, which is engaged primarily in uranium exploration, may be materially adversely affected.

Insurance and Uninsured Risks

          The business of the Company is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to properties of the Company or others, delays in mining, monetary losses and possible legal liability.

          Although the Company may maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining Company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which it may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

          All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

          Government approvals, approval of aboriginal people and permits are currently and may in the future be required in connection with the operations of the Company. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

          Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

          Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, or reduction in levels of production at producing properties, or require abandonment or delays in development of new mining properties.

Infrastructure

          Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations, financial condition and results of operations of the Company.

Land Title

          Title insurance generally is not available, and the ability of the Company to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Furthermore, the Company has not conducted surveys of the claims in which it holds interests and, therefore, the precise area and location of such claims may be in doubt. Accordingly, the Company’s properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects which could have a material adverse impact on the Company’s operations. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Costs of Land Reclamation

          It is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which the Company holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the financial condition and results of operations of the Company.

Permits

          The Company cannot be certain that it will receive the necessary permits on acceptable terms to conduct further exploration and to develop its properties. The failure to obtain such permits, or delays in obtaining such permits, could increase the Company’s costs and delay its activities, and could adversely affect the operations of the Company.

          Government approvals, approval of aboriginal people and permits are currently and may in the future be required in connection with the operations of the Company or Aurora. To the extent such approvals are required and not obtained, the Company or Aurora may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties. In October 2007, the Nunatsiavut government initiated the next steps towards formulating its policy on uranium mining on Labrador Inuit Lands, and struck a committee to further study the issue. In March 2008, Aurora reported that the Nunatsiavut Assembly passed on first reading a bill to institute a three year moratorium on uranium mining and milling. It is anticipated that the bill will be considered again on second reading by the Assembly sometime after April 1, 2008. Although if instituted as currently understood, Aurora does not believe a temporary suspension would have any impact on its development schedule as currently proposed. However, any amendments to such bill or subsequent suspensions could have a material adverse effect on Aurora and its operations.

Competition

          The mining industry is competitive in all of its phases. The Company faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Company. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, the revenues, operations and financial condition of the Company could be materially adversely affected.

Hedging

          The Company does not have a hedging policy and has no current intention of adopting such a policy. Accordingly, the Company has no protections from declines in mineral prices.

Additional Capital

          The development and exploration of the Company’s properties will require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all such properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company. In addition, any future financing may be dilutive to existing shareholders of the Company.

Fluctuations in Metal Prices

          There can be no assurance that metal prices received, if any, will be such that any property of the Company can be mined at a profit. The price of the Common Shares, and the financial results and exploration, development and mining activities of the Company may in the future be significantly and adversely affected by declines in the price of uranium, iron oxide, copper, gold and other minerals and base metals. The price of uranium, iron oxide, copper, gold and other minerals and base metals fluctuates widely and is affected by numerous factors beyond the control of the Company such as the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, the political and economic conditions and production costs of major mineral-producing countries throughout the world, and the cost of substitutes, inventory levels and carrying charges. With respect to uranium, such factors include the demand for nuclear power, political and economic conditions in uranium producing and consuming countries, uranium supply from secondary sources, uranium production levels and costs of production. Future serious price declines in the market value of uranium, iron oxide, copper, gold and other minerals and base metals could cause development of and commercial production from the Company’s or Aurora’s properties to be impracticable. Depending on the price of uranium, iron oxide, copper, gold and other minerals and base metals, cash flow from mining operations may not be sufficient and the Company or Aurora could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Company’s mining properties, if any, is dependent upon the prices of uranium, iron oxide, copper, gold and other minerals and base metals being adequate to make these properties economic.

          In addition to adversely affecting any reserve estimates of the Company and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Exchange Rate Fluctuations

          Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Precious metals and other minerals are generally sold in U.S. dollars and the costs of the Company are incurred in Canadian dollars, Mexican Pesos and Turkish Lira. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the cost of exploration and production in U.S. dollar terms, which could materially and adversely affect the Company’s profitability, results of operations and financial condition.

Government Regulation

          The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people, and other matters. Although the exploration and development activities of the Company are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Company.

Dividend Policy

          No dividends on the Common Shares of the Company have been paid by the Company to date. Payment of any future dividends, if any, will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition, and current and anticipated cash needs.

Future Sales of Common Shares by Existing Shareholders

          Sales of a large number of Common Shares of the Company in the public markets, or the potential for such sales, could decrease the trading price of such Common Shares and could impair the ability of the Company to raise capital through future sales of such Common Shares. The Company has previously issued Common Shares at an effective price per share which is lower than the current market price of its Common Shares. Accordingly, a significant number of shareholders of the Company have an investment profit in such Common Shares that they may seek to liquidate.

Key Executives

          The Company is dependent upon the services of key executives, including the directors of the Company and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of the Company, the loss of these persons or the inability of the Company to attract and retain additional highly-skilled employees may adversely affect its business and future operations.

Conflicts of Interest

          Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Company should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (Ontario) and other applicable laws. The Company has also adopted a formal code of ethics to govern the activities of its directors, officers and employees.

Passive Foreign Investment Company (“PFIC”)

          The Company is in the process of determining whether it meets the definition of PFIC, within the meaning of Sections 1291 through 1298 of the U.S. Internal Revenue Code for the 2007 and 2006 tax years. A final determination of the Company’s status has not yet been made. The Company may or may not be a PFIC in the future, depending on changes in its assets and business operations. A U.S. shareholder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules, which may have adverse tax consequences to such shareholder and such shareholder may elect to be taxed under two alternative tax regimes. A U.S. shareholder should consult their own U.S. tax advisor with respect to an investment in the Company’s shares and to ascertain which of the alternative tax regimes, if any, might be beneficial to the U.S. shareholder’s own facts and circumstances.

Foreign Private Issuer Status

          In order to maintain the Company’s current status as a “foreign private issuer,” as such term is defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended, for U.S. securities law purposes, the Company must not have any of the following: (i) a majority of its executive officers or directors are U.S. citizens or residents, (ii) more than 50% of its assets are located in the U.S., or (iii) the business of the Company is principally administered in the U.S. The Company may in the future lose its foreign private issuer status if it fails to meet any of the aforementioned criteria.

          The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the Multi-Jurisdictional Disclosure System (“MJDS”). If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the U.S. Securities and Exchange Commission (the “SEC”), which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from the American Stock Exchange corporate governance requirements that are available to foreign private issuers. Further, if the Company engages in capital raising activities after losing its foreign private issuer status, there is a higher likelihood that investors may require the Company to file resale registration statements with the SEC as a condition to any such financing.

Investment Company Act Status

          If over time the management of Aurora becomes independent from that of the Company and should the Company’s ownership interest in Aurora not decrease significantly during such time, the Company could become subject to regulation as an “investment company” under the United States Investment Company Act of 1940, as amended (“Investment Company Act”) in the future. If the Company becomes subject to regulation under the Investment Company Act and an exemption from such regulation is not available, the consequences to the Company and its operations could be material and adverse. In addition, the costs associated with the Company avoiding any such regulation under the Investment Company Act could be significant and result in a material change in the operations of the Company and in its relationship with Aurora.

Comprehensive Environmental Response, Compensation and Liability Act

       The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) in the United States imposes strict, joint, and several liability on parties associated with releases or threats of releases of hazardous substances. Liable parties include, among others, the current owners and operators of facilities at which hazardous substances were disposed or released into the environment and past owners and operators of properties who owned such properties at the time of such disposal or release. This liability could include response costs for removing or remediating the release and damages to natural resources. Since early 1999, the United States Forest service (“USFS”), has been conducting a CERCLA remediation action at the Company’s Zaca Property under its Interdepartmental Abandoned Mine Lands Watershed Cleanup Initiative (“IAMLWCI”) program. The focus of the cleanup efforts is on relatively low-volume acid mine drainage from historic mine tunnels, a portion of which are on patented lands owned by one of the Safra Companies, and tailings on land at the Zaca Property, all of which pre-dated the Company’s acquisition of a leasehold interest in the Zaca Property. The cleanup efforts are being administered by the USFS. Since the acquisition of NewWest, the USFS has not sought contribution from the Company, WSMC or any of the Safra Companies for the cleanup. However, the Company cannot rule out the possibility that the Company, WSMC or any of the Safra Companies or any of their respective successors may be claimed to be liable to contribute to the USFS’s remediation or other CERCLA response costs at some time in the future. Any liability could adversely affect the Company’s financial condition and results of operations.

Political Stability and Government Regulation Risks

          Some of the operations of the Company are currently conducted in Turkey and, as such, the operations of the Company are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; changes in taxation policies; and changing political conditions and governmental regulations that may result in changing environmental legislation.

          Changes, if any, in mining or investment policies or shifts in political attitudes in Turkey may adversely affect the operations or profitability of the Company. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on operations, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

          Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

          The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the operations or profitability of the Company.

Enforcement of Civil Liabilities

          The Company is a corporation existing under the laws of Ontario, Canada. Some of the Company’s assets are located outside the United States and many of its directors and officers are residents of countries other than the United States. As a result, it may be difficult for investors to effect service of process within the United States upon the Company and its directors and officers, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of the Company and its directors and officers under United States federal securities laws.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

          Readers should refer to the annual information form of the Company for the year ended December 31, 2007 and other continuous disclosure documents filed by the Company since January 1, 2008 available at www.sedar.com, for further information on reserves and resources, which is subject to the qualifications and notes set forth therein. Mineral resources which are not mineral reserves, do not have demonstrated economic viability.

          Cautionary Note to United States investors concerning estimates of Measured, Indicated and Inferred resources: The information contained herein uses the terms “Measured”, “Indicated”, and “Inferred” resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred

Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

OUTLOOK

          In 2008, the Company plans to continue to discover and advance gold deposits with strong production potential located in mining-friendly jurisdictions.

          The acquisition of NewWest provides the Company one of the most strategic precious metal exploration portfolios assembled in Nevada with a pipeline of 19 projects. The Company believes that there is significant potential for further discovery and resource expansion and future production potential on these projects.

          Among its key Nevada projects, the Company has an exploration budget of approximately US$3,800,000 for Northumberland in 2008, with plans to drill for high-grade feeders to the defined deposits, and drill for new deposits at newly generated district targets. The Company plans to complete an upgraded Northumberland resource update, comprising over two years of additional drilling since the last calculation. The Company also plans an aggressive US$3,200,000 drilling program at Long Canyon to extend the deposit along strike with a goal of producing a 43-101 resource by year-end. As a result of an LOI agreement, the Company will also be exposed to $14,000,000 in exploration as Newmont advances the Sandman project to a production decision within 36 months.

          Fronteer will also continue to benefit from its joint-venture agreements and equity interests. In Turkey, the Company will further develop its Agi Dagi and Kirazli gold projects together with TCAM, on a 40%/60% basis. By year-end, TCAM will have solely fund a US$3,000,000 exploration and development program at Halilaga at which time TCAM must make an earn-back election whether to earn-back an additional 10% interest. Upon electing to earn-back an additional 10% interest in Halilaga, TCAM would be required to complete a final feasibility study within four years of meeting the earn-back expenditure commitment. TCAM would also be required to arrange project financing.

          The Company’s equity interest in Aurora provides our shareholders with important exposure to one of the best uranium development opportunities in the world today. Aurora continues to work towards formally registering its project with the CEAA. This registration will officially commence the federal environmental assessment process.

          With cash and cash equivalents of approximately $98,000,000 on it balance sheet (At March 27, 2008) and gold prices on the uptrend, the company believes it is well positioned to grow through additional discovery success on its existing properties and with a dedicated staff, will continue to seek new projects or companies for acquisition or merger.

“Mark O’Dea”	“Sean Tetzlaff”
Mark O’Dea	Sean Tetzlaff
President and CEO	CFO, Corporate Secretary

March 27, 2008